November 30, 2016
Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    The Rubicon Project, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 8-K
Filed November 2, 2016
File No. 001-36384
Dear Mr. Krikorian:
We received your comment letter dated November 16, 2016, regarding the above-referenced filings, which requests a response by December 1, 2016. Pursuant to our request on November 30, 2016 to Morgan Youngwood for an extension of time to respond, we hereby confirm that we will respond to your comment letter on or before December 15, 2016.
Please contact me by email at bcopple@rubiconproject.com or by phone at (949) 887-8750 if you would like to discuss this request.

Sincerely,

/s/ Brian Copple

Brian Copple
General Counsel
The Rubicon Project, Inc.

cc:    Morgan Youngwood, Senior Staff Accountant
Division of Corporation Finance